UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-205872

ASCEND TELECOM HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Clifton House, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands, (+1) 345 949 4900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $1.00 per share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Ascend Telecom Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 4, 2016	By:	/s/ Sushil Kumar Chaturvedi
		Name:	Sushil Kumar Chaturvedi
		Title:	Chief Executive Officer